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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                      BRILLIANT DIGITAL ENTERTAINMENT, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   109502 10 4
                                 (CUSIP Number)

STEVEN K. SIMS, ESQ., MUCH SHELIST          AS OF FEBRUARY 3, 2003:
200 NORTH LASALLE STREET, SUITE 2100        191 NORTH WACKER DRIVE, SUITE 1800
CHICAGO, ILLINOIS 60606                     CHICAGO, ILLINOIS 60606
(312) 346.3100                              (312) 521.2000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                         ON OR ABOUT SEPTEMBER 19, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  109502 10 4

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   1.     Names of Reporting Persons.
          I.R.S. Identification Nos. of above person (entities only).
                   RONALD LACHMAN

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   2.     Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)   [ ]
          (b)   [ ]

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   3.     SEC Use Only

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   4.     Source of Funds (See Instructions) PF

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   5.     Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

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   6.     Citizenship or Place of Organization

                   UNITED STATES
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     Number of            7      Sole Voting Power
      Shares                              8,698,772
   Beneficially          -------------------------------------------------------
     Owned by             8      Shared Voting Power
       Each
     Reporting           -------------------------------------------------------
    Person With           9      Sole Dispositive Power
                                          8,698,772
                         -------------------------------------------------------
                         10      Shared Dispositive Power

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   11     Aggregate Amount Beneficially Owned by Each Reporting Person
                8,698,772

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   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

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   13     Percent of Class Represented by Amount in Row (11)
                27.2%

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   14     Type of Reporting Person (See Instructions)
                IN

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ITEM 1. SECURITY AND ISSUER

         This statement relates to the common stock, $0.001 par value per share ("Common Stock"), of Brilliant Digital Entertainment, Inc., a Delaware corporation ("BDE" or "Issuer"), the principal executive offices of which are located at 6355 Topanga Canyon Blvd., Ste. 120, Woodland Hills, CA 91367.

ITEM 2. IDENTITY AND BACKGROUND

         (a)      The reporting person's name is Ronald Lachman.

         (b) The reporting person's business address is 3140 Whisperwoods Court, Northbrook, Illinois 60062.

         (c) Mr. Lachman is engaged in the business of technology innovation and investments through www Founders (d/b/a Lachman/Goldman Ventures, LLC) and Kinetech, Inc. ("Kinetech").

         (d) Mr. Lachman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Lachman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Lachman is a resident of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In September 2002, Mr. Lachman purchased 1,331,558 shares of Common Stock. In connection with this purchase, BDE also issued Mr. Lachman a warrant to purchase an additional 2,367,214 shares of Common Stock. Mr. Lachman obtained the personal funds necessary to make this purchase from the Ronald Lachman Revocable Trust.

         In October 2002, Kinetech entered into a patent license agreement with BDE, whereby Kinetech licensed certain patented technology to BDE. Mr. Lachman owns 30% of the equity of Kinetech and trusts established for the benefit of Mr. Lachman's children own collectively another 30% of Kinetech. Mr. Lachman is also the President of Kinetech. Mr. Lachman's business partner, Ezra Goldman, owns the remaining 40% of Kinetech. At or about the time of Kinetech's patent license to BDE, Mr. Lachman was also appointed Chief Scientist of BDE. In payment of the applicable patent license fee, BDE issued to Kinetech a warrant to purchase 5,000,000 shares of Common Stock. Mr. Lachman has voting and investment control with respect to the shares that may be issued under this warrant. Kinetech's right to exercise all or part of the warrant for 5,000,000 shares is subject to forfeiture if Mr. Lachman's employment




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with BDE is terminated for any reason, other than termination of his employment without cause or his death, until September 13, 2004.

ITEM 4. PURPOSE OF TRANSACTION

         Mr. Lachman acquired the shares, and warrants to purchase shares, of Common Stock in the September 2002 transaction for investment purposes.

         Kinetech acquired the warrant for 5,000,000 shares in the October 2002 transaction for purposes of facilitating the patent license from Kinetech to BDE.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Lachman beneficially owns 8,698,772 shares of the Common Stock or approximately 27.2% of the Common Stock outstanding (as set forth in BDE's most recent filing with the Securities and Exchange Commission). Of these 8,698,772 shares, 7,367,214 shares are subject to warrants or the right to acquire such shares.

         (b) Mr. Lachman has sole voting and dispositive power with respect to 8,698,772 shares of the Common Stock.

         (c)      None.

         (d) Ezra Goldman and trusts for the benefit of Mr. Lachman's children would have the right, indirectly through their ownership in Kinetech, to participate in any dividends or sale proceeds from the shares that may be issued under the Kinetech warrant. Mr. Goldman owns 40% of Kinetech and the trusts for the benefit of Mr. Lachman's children own collectively 30% of Kinetech.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None.


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Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                1-13-03
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Date

/s/ RONALD LACHMAN
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Signature

    RONALD LACHMAN
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Name/Title